EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$354	$(338)	$(1,248)	$455	$1,006
Income tax expense (benefit)	(56)	156	422	314	526
Less: Undistributed equity earnings	—	—	—	—	28
Fixed charges:
Interest on:
Borrowed funds	49	40	28	44	78
Long-term debt	650	661	671	600	492
Others(2)	(101)	53	33	99	5
One third of rents, net of income from subleases	31	33	31	31	29
Total fixed charges, excluding interest on deposits	629	787	763	774	604
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	927	605	(63)	1,543	2,108
Ratio of earnings to fixed charges	1.47	.77	(.08)	1.99	3.49
Total preferred stock dividend factor(1)	$120	$125	$125	$124	$132
Fixed charges, including the preferred stock dividend factor	$749	$912	$888	$898	$736
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.24	.66	(.07)	1.72	2.86
Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$629	$787	$763	$774	$604
Add: Interest on deposits	145	184	316	251	329
Total fixed charges, including interest on deposits	$774	$971	$1,079	$1,025	$933
Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$927	$605	$(63)	$1,543	$2,108
Add: Interest on deposits	145	184	316	251	329
Total	$1,072	$789	$253	$1,794	$2,437
Ratio of earnings to fixed charges	1.39	.81	.23	1.75	2.61
Fixed charges, including the preferred stock dividend factor	$749	$912	$888	$898	$736
Add: Interest on deposits	145	184	316	251	329
Fixed charges, including the preferred stock dividend factor and interest on deposits	$894	$1,096	$1,204	$1,149	$1,065
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.20	.72	.21	1.56	2.29

(1)	Preferred stock dividends grossed up to their pretax equivalents.

(2)
During the second quarter of 2014, we concluded certain state and local tax audits resulting in the settlement of significant uncertain tax positions covering a number of years. As a result, we released tax reserves previously maintained in relation to the periods and issues under review. In addition, we released our accrued interest associated with the tax reserves released which resulted in a $120 million benefit to interest expense in 2014.